[Foley & Lardner letterhead] September 23, 2014	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER'S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 092233-0112
Via EDGAR and Federal Express

Mr. William H. Thompson Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Integrys Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Response dated September 15, 2014
File No. 1-11337

Dear Mr. Thompson:
On behalf of our client, Integrys Energy Group, Inc., a Wisconsin corporation (“Integrys”), set forth below is the response of Integrys to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 18, 2014, with respect to the above-referenced filing. The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of Integrys (in regular type).
Item 8. Financial Statements and Supplementary Data, page 47
Note 27. Segments of Business, page 102

1.
We note your response to comment 1 in our letter dated September 4, 2014. Please revise future filings to separately report the revenues from external customers for the retail natural gas and retail electricity products that are currently aggregated within the Integrys Energy Services segment. We refer you to ASC 280-10-50-40.

Response:
To the extent applicable per the requirements of ASC 280-10-50-40, Integrys will separately report the revenues from external customers for the retail natural gas and retail electricity products that are currently aggregated within the Integrys Energy Services segment in its Segments of Business footnote, beginning with its Form 10-K for the year ending December 31, 2014.

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[Foley & Lardner letterhead]
William H. Thompson
September 23, 2014

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297‑5668 or Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:
Tony Watson
Jason Niethamer
United States Securities and Exchange Commission
James F. Schott
Jodi J. Caro
Linda M. Kallas
Integrys Energy Group, Inc. and Wisconsin Public Service Corporation
Peter D. Fetzer
Foley & Lardner LLP